
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (Rule 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                             Rare Medium Group, Inc.
                             -----------------------
                       (Name of Subject Company (Issuer))

                             AP/RM Acquisition, LLC
                             ----------------------
                        (Name of Filing Person (Offeror))

                         Apollo Investment Fund IV, L.P.
                            Apollo Advisors IV, L.P.
                  --------------------------------------------
                (Names of Filing Persons (Affiliates of Offeror))

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                           (Title of Class Securities)

                                    75382N109
                    -----------------------------------------
                      (CUSIP Number of Class of Securities)

                                Michael D. Weiner
                             AP/RM Acquisition, LLC
                             Two Manhattanville Road
                            Purchase, New York 10577
                                 (914) 694-8000
                    -----------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                              Paul A. Belvin, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000

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
                            CALCULATION OF FILING FEE

               --------------------------------------------- -------------------------------------------

                          Transaction Valuation*                        Amount of Filing Fee

               --------------------------------------------- -------------------------------------------
                              $ 4,200,814.50                                  $ 386.47
               --------------------------------------------- -------------------------------------------


* For purposes of calculating the filing fee only, this amount is based on the purchase of 15,002,909 outstanding shares of Common Stock at the tender offer price of $0.28 per share.

|X|  Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:               $386.47                      Filing Party:          AP/RM Acquisition, LLC
                       -----------------------------------                         --------------------------------

Form or Registration No.:           Schedule TO                    Date Filed:                April 9, 2002
                         ---------------------------------                    --------------------------------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X| third-party tender offer subject to Rule 14d-1.
     |_| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 9, 2002, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on April 23, 2002 (the "Schedule TO"), by AP/RM Acquisition, LLC, a Delaware limited liability company (the "Purchaser"), in connection with the offer by the Purchaser to purchase up to 15,002,909 shares of common stock, par value $0.01 per share (the "Common Stock"), of Rare Medium Group, Inc., a Delaware corporation (the "Company"), at a price of $0.28 per share of Common Stock, net to the seller in cash, without interest and subject to the terms and conditions set forth in the Offer to Purchase, dated April 9, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Item 3.    Identity of Filing Person.

           Item 3 is hereby amended as follows:

           (a) Schedule I to the Offer to Purchase is hereby amended by adding the following sentence as the second and final sentence of the first bullet point:

           The principal business telephone number of each person is
(212) 515-3200.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      AP/RM ACQUISITION, LLC



Dated: May 1, 2002                    By:  Apollo Management IV, L.P.
                                           its general partner


                                      By:  AIF IV Management, Inc.
                                           its general partner

                                      By: ____________________________
                                          Name:  Andrew D. Africk
                                          Title: Vice President


                                      APOLLO INVESTMENT FUND IV, L.P.


Dated: May 1, 2002                    By:  Apollo Advisors IV, L.P.
                                           its general partner


                                      By:  Apollo Capital Management IV, Inc.
                                           its general partner

                                      By: ____________________________
                                          Name: Andrew D. Africk
                                          Title:   Vice President


                                      APOLLO ADVISORS IV, L.P.


Dated: May 1, 2002                    By:  Apollo Capital Management IV, Inc.
                                           its general partner

                                      By: ____________________________
                                          Name: Andrew D. Africk
                                          Title:   Vice President